VIA EDGAR AND FACSIMILE

February 25, 2008

Re:	Cresud Sociedad Anónima Comercial, Inmobiliaria,
Financiera y Agropecuaria
Form F-3, File No. 333-146011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Mellissa Campbell Duru

                 Timothy Levenberg

                 H. Roger Schwall

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form F-3 filed on September 12, 2007 and amended on October 3, 2007, February 19, 2008 and February 25, 2008 so that it will become effective as of 2:00 p.m. Eastern Standard Time on Monday, February 25, 2008, or as soon thereafter as practicable.

The Registrant hereby acknowledges the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in their filing; (ii) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Christopher A. Frigon of Simpson Thacher & Bartlett at (212) 455-3229 with any questions or comments regarding any of the foregoing.

Very truly yours,

CRESUD SOCIEDAD ANÓNIMA COMERCIAL, INMOBILIARIA,

FINANCIERA Y AGROPECUARIA

By: /s/ Eduardo S. Elsztain

Name: Eduardo S. Elsztain

Title: Chairman of the Board of Directors

          (Principal Executive Officer)